October 4, 2016

Mr. Craig E. Slivka
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Bare Metal Standard, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed September 19, 2016 File No. 333-210321

Dear Mr. Slivka:

We have reviewed your letter September 30, 2016 and are responding below.

General

1.
In both comment 6 of our letter dated June 13, 2016 and comment 10 of our letter dated August 3, 2016 we requested that you expand in the registration statement upon the obvious connections with Taylor Brothers.  In comment 9 of our letter dated September 8, 2016, we requested disclosure in the registration statement of the likelihood that you would use Taylor Brothers existing relationships and networks. We reissue all three comments.  Your supplemental responses to all three comments provided little meaningful insight and you amended the registration statement to provide modest additional disclosure.  We also note that despite your statement in response to comment 12 of our letter dated September 8, 2016 that Taylor Brothers does not sell or support franchises, Taylor Brothers’ website still provides that James Bedal’s title is  “Leader of our Franchise Development.” Please provide meaningful disclosure in the registration statement of your connections with Taylor Brothers, the reliance you will place on their existing business network and relationships and the possibility that Taylor Brothers may compete with your potential franchisees.

We are adding the following paragraph to the bottom of page 20.

The officers and directors of Bare Metal Standard are currently officers and directors of Taylor Brothers. Upon completion of this offering, James Bedal and Mike Taylor will resign their positions with Taylor Brothers and work full time for Bare Metal Standard.  Bare Metal Standard will rely upon the business network and relationships built by Mr. Bedal and Mr. Taylor over their many years in business, but Bare Metal Standard will also seek to expand its business network beyond the existing network already in place.  Upon completion of the offering, it is the intention of Bare Metal Standard to purchase the franchise agreements of the current Taylor Brothers franchisees from Taylor Brothers, as Taylor Brothers has ceased selling franchises.  Thus, there is, in the opinion of management, no chance of Taylor Brothers competing with Bare Metal Standard’s potential franchisees.

James Bedal
Bare Metal Standard, Inc.
September 30, 2016

2.
We note your response to comment 2 of our letter dated September 8, 2016, and we reissue the comment in part.  You previously disclosed issuances of unregistered securities to your officers and directors and Mr. Shinderman. Additionally, your present amendment discloses your placement of unregistered securities to ten investors between February 8, 2016 and April 25, 2016. Please provide the disclosure required by Item 701 of Regulation S-K.

We created a category called Recent Sales of Unregistered Securities and added the following.

On January 21, 2016, Bare Metal Standard issued 10,000,000 common shares to James Bedal, 10,000,000 common shares to Mike Taylor, 10,000,000 common shares to Jeffrey Taylor, and 1,000,000 common shares to Alan Shinderman.  These shares were not registered, but were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.  These shares were issued in exchange for services.
Between February 8, 2016 and July 31, 2016, Bare Metal Standard sold 240,000 common shares to 15 investors.  These shares were sold at a price of $0.50 per share.  There were no underwriting discounts or commissions, as there were no underwriters.  These shares were not registered, but were sold pursuant to an exemption from registration under Regulation D, Rule 506(b).

3.	We note your response to comment 2 of our letter dated September 8, 2016, and we reissue the comment in part. Please provide the disclosure required by Item 511 of Regulation S-K.

We have added a table to the bottom of age 31

Calculation of Registration Fee

4.	Please revise footnote (3) to disclose that you are registering 6,000,000 common shares and 6,000,000 warrants and to include 6,000,000 common shares underlying the warrants.

We have amended our table to reflect all the shares that are being registered.

Summary

5.
We note your response to comment 4 of our letter dated September 8, 2016, and we reissue the comment.  Your revised Determination of Offering Price on page 17 now   states that you are offering “share unit[s]” at a price of $.50. Your registration statement continues to state elsewhere, however, that investors will pay $.50 per share rather than per unit.  Please revise throughout your registration statement to state that investors will pay $.50 per unit and to state that investors will receive a warrant for each unit purchased, not for each share.

We have found our mistake of inconsistency and have corrected accordingly.

James Bedal
Bare Metal Standard, Inc.
September 30, 2016

The Offering, page 7

6.	Please revise the first box in the second row to state “Price per Unit.”

The change has been made.

7.
We note your response to comment 5 of our letter dated September 8, 2016, and we reissue the comment. Please revise here and elsewhere to disclose that you will continue to sell all securities at a fixed price for the duration of this offering.  See Rule 415(a) (4) of Regulation C of the Securities Act of 1933.

Correction has been made to reflect we will continue to sell securities at a fixed Price.

   Determination of Offering Price, page 17

8.
We note the statement, “the following table illustrates per share of common stock dilution that may be experienced by investors…”  Please remove this sentence as the table appears to represent the net proceeds at varying levels of share purchases.

The sentence has been removed.

9.
Please revise your filing to move your use of proceeds table to the Use of Proceeds heading on page 17. Further, please revise your table to ensure the components of your expected use of proceeds totals the net proceeds amount.

We have moved the table.

Common Stock, page 18

10.	Please revise the first sentence in this section to state that holders of common stock are entitled to one “cumulative” vote per share on all matters on which stockholders may vote.

The statement is now consistent that the shareholder have cumulative Voting per share.

James Bedal
Bare Metal Standard, Inc.
September 30, 2016

Dilution,   page 19

11.	Please revise your filing to complete your dilution table.

We have completed the dilution table

Description  of Business, page 20

Your website discloses franchise operations in Idaho, Iowa, Kansas, Missouri, Oklahoma, Oregon and Texas.  Please update your Business and Plan of Operations sections to expand upon these aspects of your operations.  For instance, please disclose whether these franchises have begun operations and when you anticipate receiving remuneration from them and disclose the material terms of the franchise agreements. Please file as exhibits all contracts representing any agreements you may have with these franchises. Refer to Item 601(b)(10) of Regulation  S-K.  If any agreements were made pursuant to oral contracts, please file a written description of the arrangement as an exhibit.  For further guidance, please refer to Question 146.04 of our Regulation S-K Compliance Disclosure and Interpretations.

We do not have any agreements with any of these franchisees written or verbal.

Indemnification, page 31

13.
We note your response to comment 14 of our letter dated September 8, 2016. Bylaws Article VIII Section 1 provides for indemnification for reasonable expenses incurred by your officers, directors, agents and employees. Your disclosure in paragraph b) on page 31 states that your company will indemnify such persons for all costs, charges and expenses.  Please reconcile, or advise.

We have cleaned up the sentence to partial indemnification.

Sincerely,

Signature	Title	Date

/s/ James Bedal	Chief Executive Officer, Chief Financial Officer and Director	October 6, 2016
James Bedal	(Principal Executive, Financial and Accounting Officer)

/s/ Jeffrey Taylor	Secretary and Director	October 6, 2016
Jeffrey Taylor